TSE:DOL NASDAQ:DYOLF

November 15, 2004

RELEASE OF FINANCIAL RESULTS FOR 2004-Q3

DYNAMIC OIL & GAS, INC. announced today it has filed with regulators and mailed to shareholders its interim financial statements for the three and nine-month periods ending September 30, 2004 ("2004-Q3" and "2004-Nine"), compared with the three and nine-month periods ending September 30, 2003 ("2003-Q3" and "2003-Nine"). In light of the summary nature of this news release, readers should access our 2004-Q3 Interim Report for further details at our corporate website: www.dynamicoil.com or at the regulatory filings websites: www.sedar.com or www.sec.gov/edgar.

Highlights of Results

Key Measures for Comparative Periods Presented
($000's unless otherwise stated)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Gross revenues	9,689	11,980	30,984	37,212
Cash flow from operations (1)	4,423	4,866	15,049	16,891
Cash flow from operations per share ($/share) (1)	0.18	0.22	0.64	0.80
Net earnings (loss)	(378)	830	(754)	5,373
Net earnings (loss) per share ($/share)	(0.02)	0.04	(0.03)	0.25

Daily average production
Natural gas (mcf/d)	13,404	14,292	13,950	12,726
Natural gas liquids (bbl/d)	538	707	578	641
Crude oil (bbl/d)	111	742	185	731
All products (boe/d ) (2)	2,883	3,831	3,088	3,493
Total production (mboe) (3)	265	353	846	954

Capital investment (includes exploration expenses)	6,688	14,134	24,533	26,478
Net debt (4)	17,251	16,552	17,251	16,552
Net debt to cash flow annualized (5)	1.0:1	0.9:1	0.9:1	0.7:1

(1)
Cash flow from operations is a non-GAAP measure and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

($ 000's)	2004-Q3	2003-Q3	2004-Nine	2003-Nine
Cash provided by operating activities (GAAP)	6,440	7,447	10,705	18,108
Changes in non-cash working capital affecting operating (GAAP)	(2,017)	(2,581)	4,344	(1,217)
Cash flow from operations (non-GAAP)	4,423	4,866	15,049	16,891

(2)	boe/d = barrels of oil equivalent (6 mcf = 1 bbl).

(3)	mboe = thousand barrels of oil equivalent.

(4)	Net debt is working capital, as we do not have any long-term debt.

(5)
Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three and nine- month periods by four and four-thirds, respectively. This method, however, does not reflect actual results for applicable extrapolated periods and therefore actual results may differ from the extrapolations generated by this application.

2004-Q3 vs 2003-Q3
Our total production in 2004-Q3 was 265 mboe compared to 353 mboe in 2003-Q3. Our daily average production was 2,883 boe/d, a decrease of 948 boe/d or 25%, two-thirds of which was due to declining production from two crude oil wells at St. Albert. The remaining one-third was the net result of production decreases in natural gas and natural gas liquids at St. Albert partially offset by an increase in natural gas at Cypress/Chowade. The production decreases at St. Albert were mainly due to naturally-declining reservoir pressures and a temporary maintenance shut-down of our sour gas compressor. The production increase at Cypress/Chowade was primarily due to the startup of three new wells this year.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550     Toll free: 1-800/663-8072     Fax: 604/214-0551     E-mail: infodynamic@dynamicoil.com     Website: www.dynamicoil.com

TSE:DOL NASDAQ:DYOLF

Our weighted average prices realized for natural gas increased by 12% to $6.51 per mcf, while the weighted average prices of natural gas liquids and crude oil increased by 26% to $32.85 and by 36% to $55.02 per barrel, respectively.

Gross revenues decreased by a net of $2.3 million or 19%, to $9.7 million. Included in this net decrease were volume-based variances that decreased revenues by $4.6 million and price-based variances that increased revenues by $2.3 million. Cash flow from operations decreased by $0.5 million or 10%, to $4.4 million. This decrease was mainly due to the same variance factors affecting gross revenues, accompanied by a decrease of $1.8 million in cash expenses. Net earnings decreased by $1.2 million or 146%, to a loss of $0.4 million. This decrease was mainly due to the same variance factors affecting cash flow from operations, accompanied by an increase of $0.7 million in non-cash expenses.

During 2004-Q3, our total capital investment was $6.7 million, of which 76% was for drilling, completion and equipping work most of which was spent on two wells at Orion in northeastern British Columbia. A further 16% was invested at Cypress/Chowade on pipeline facilities and certain equipment that may be ultimately used in the event we construct a gas plant.

To help fund portions of our 2004 and 2005 capital investment programs, we completed a private placement financing in 2004-Q2. The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued 2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share.

The gross proceeds of the flow-through portion of the private placement were $11.2 million, all of which must be spent by December 31, 2005 on exploration-only activities. Our fiscal 2004 budget has been revised to consider the flow-through and by year-end, we expect to incur approximately $3.7 million in exploration expenses. Our total 2004 capital investment budget has been revised from $37.1 million to $39.0 million. The revised amount is allocated to drilling, completions and equipping (57%), facilities and infrastructure (22%), seismic (9%), land acquisitions (8%), and contingencies (4%), as warranted.

At the end of fiscal 2004, we will be renouncing to the private placement shareholders, the $11.2 million in flow-through, at which time share capital will be reduced and future income tax liability will be recognized for approximately $4.4 million. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

2004-Nine vs 2003-Nine
Our total production in 2004-Nine was 846 mboe compared to 954 mboe in 2003-Nine. Our daily average production was 3,088 boe/d, a decrease of 405 boe/d or 12%. The main reason for this decrease was the declining production from two crude oil wells at St. Albert.

Natural gas and natural gas liquids increased by a net of 141 boe/d. New production from the startup of three new wells at Cypress/Chowade more than offset decreases at St. Albert. The St. Albert decreases were mainly the result of naturally-declining reservoir pressures and production losses from one gas well being shut in as a result of acid-gas contamination by a third-party.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550     Toll free: 1-800/663-8072     Fax: 604/214-0551     E-mail: infodynamic@dynamicoil.com     Website: www.dynamicoil.com

TSE:DOL NASDAQ:DYOLF

Gross revenues decreased by a net of $6.2 million or 17%, to $31.0 million. Included in this net decrease were volume-based variances that decreased revenues by $6.5 million and price-based variances that increased revenues by $0.3 million. Cash flow from operations decreased by $1.8 million or 11%, to $15.0 million. This decrease was mainly due to the same variance factors affecting gross revenues, accompanied by a decrease of $4.4 million in cash expenses. Net earnings decreased by $6.1 million or 114%, to a loss of $0.7 million. This decrease was mainly due to the same variance factors affecting cash flow from operations, accompanied by an increase of $4.3 million in non-cash expenses.

Fiscal 2004 Production Targets
Our Fiscal 2004 daily production exit rate target remains unchanged at 3,700 boe/d, but we are revising our daily average production rate target to 3,100 boe/d from 3,400 boe/d. In order for us to meet the exit rate target, there are certain projects that we believe can be reasonably achieved by year end. These include drilling, completing and tying-in one or two natural gas wells at Cypress and at least two heavy oil wells on new company lands in southwestern Saskatchewan. The heavy oil wells are follow-up wells to a new-pool discovery well announced on November 10, 2004. To mitigate production declines at St. Albert, we plan to invest in various natural gas optimization projects and the completion/tie-in of a crude oil development well that was drilled in October 2004.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada's natural gas and oil reserves. Dynamic owns working interests in producing and early-stage properties in central Alberta, western Saskatchewan, and southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE EQUITY FINANCING WILL BE COMPLETED FOR THE AMOUNT AND IN THE TIME EXPECTED. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003”

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550     Toll free: 1-800/663-8072     Fax: 604/214-0551     E-mail: infodynamic@dynamicoil.com     Website: www.dynamicoil.com